ADDENDUM TO THE CUSTODIAN AGREEMENT TERMINATION AGREEMENT


Effective the 8th day of November, 2005, Addendum B to the custodian agreement between the corporations and trusts in the RiverSource Investments family of funds and Ameriprise Trust Company (the "Custodian"), dated October 1, 2005, is terminated with respect to RiverSource Emerging Markets Fund, RiverSource Global Bond Fund and RiverSource Global Equity Fund. All other provisions of the Custodian Agreement remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Termination Agreement as of the date above.



AXP GLOBAL SERIES, INC.
         RiverSource Emerging Markets Fund
         RiverSource Global Bond Fund
         RiverSource Global Equity Fund



By:  /s/ Leslie L. Ogg
     ---------------------
         Leslie L. Ogg
         Vice President and General Counsel



AMERIPRISE TRUST COMPANY



By:  /s/ Chandrakant A. Patel
     -------------------------
         Chandrakant A. Patel
         Vice President